SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                 Amendment No. 1
                                       to
                             Registration Statement
                                       on
                                    Form S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN UNIT TRUSTS, SERIES 475

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                           1221 Avenue of the Americas
                            New York, New York 10020

     D.   Name and complete address of agents for service:

          Mark J. Kneedy                 Amy R. Doberman
          Chapman and Cutler LLP         Managing Director
          111 West Monroe Street         Van Kampen Investments Inc.
          Chicago, Illinois  60603       1221 Avenue of the Americas, 22nd Floor
                                         New York, New York  10020

     E. Title of securities being registered: units of undivided fractional beneficial interest.

     F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

     / X / Check box if it is proposed that this filing will become effective at 2:00 p.m. on December 14, 2004 pursuant to Rule 487.



                              Central Equity Trust


                          Diversified Income Series 17
                      (Van Kampen Unit Trusts, Series 475)

--------------------------------------------------------------------------------

   Central Equity Trust, Diversified Income Series 17 (the "Trust") is a unit investment trust that seeks capital appreciation and dividend income by investing in a diversified portfolio of shares of common stocks of financial services companies, natural gas, electric and water utilities, real estate investment trusts, consumer staples companies, industrials companies, health care companies, energy companies, technology companies and consumer cyclicals companies. Of course, we cannot guarantee that the Trust will achieve its objective.

                                December 14, 2004


       You should read this prospectus and retain it for future reference.

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   The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.



                                                    Van Kampen
      Edward D. Jones & Co., L.P.                   Investments






                   Summary of Essential Financial Information

                                December 14, 2004

Public Offering Price

Public Offering Price per Unit.....................................................   $         10.00
  Less maximum sales charge per Unit (1)...........................................   $          0.45
                                                                                        -------------
Aggregate value of Securities per Unit and redemption price per Unit (2)(3)........   $          9.55
                                                                                        =============
  Less organization costs per Unit (4).............................................   $         0.017
                                                                                        -------------
Net asset value per Unit...........................................................   $         9.533
                                                                                        =============

Trust Information

Initial number of Units (5)........................................................            15,092
Aggregate value of Securities (2)..................................................   $       144,128
Estimated initial distribution per Unit (March 2005) (6)...........................   $          0.06
Estimated net annual dividends per Unit (6)........................................   $       0.27723

General Information

Initial Date of Deposit............................................................   December 14, 2004
Mandatory Termination Date.........................................................   December 14, 2012
Record Dates.......................................................................   Tenth day of March, June,
                                                                                      September and December

Distribution Dates.................................................................   Twenty-fifth day of March,
                                                                                         June, September and December


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(1)You will pay a maximum sales charge of 4.50% of the Public Offering Price per Unit. The sales charge is described in the "Fee Table".

(2)Each Security is valued on the bases set forth under "Public Offering--Unit Price" on the business day before the Initial Date of Deposit.

(3)The redemption price includes the estimated organization costs. The redemption price will not include these costs after the initial offering period. See "Rights of Unitholders--Redemption of Units".

(4)You will bear all or a portion of the expenses incurred in organizing the Trust. The Public Offering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to the Trust, federal and state registration fees and costs, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Trust at the end of the initial offering period or after six months, whichever is earlier. The Public Offering Price will include any accumulated dividends or cash in the Income or Capital Accounts.

(5)The number of Units may be adjusted so that the Public Offering Price per Unit equals $10 as of the close of trading on the New York Stock Exchange on the Initial Date of Deposit. The number of Units and fractional interest of each Unit will increase or decrease to the extent of any adjustment.

(6)This estimate is based on the most recently declared quarterly dividends or interim and final dividends, accounting for any foreign withholding taxes. The actual net annual dividend distributions you receive will vary from the estimate set forth above with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The actual net annual dividends after the first year are expected to be less than in the first year because a portion of the Securities included in the Trust may be sold during the first year to pay for organization costs. Securities may also be sold to pay regular fees and expenses during the Trust's life.





                                    Fee Table

                                                   As a % of
                                                    Public          Amount
                                                   Offering         per 100
                                                     Price           Units
                                                 ------------    ------------
Transaction Fees

 Maximum sales charge (1)                              4.500%   $      45.000
                                                 ============    ============
 Maximum sales charge on reinvested dividends          0.000%   $       0.000
                                                 ============    ============

                                                    As a %          Amount
                                                    of Net          per 100
                                                    Assets           Units
                                                 ------------    ------------
Estimated Organization Costs (2)                       0.178%   $       1.693
                                                 ============    ============
Estimated Annual Expenses
Trustee's fee and operating expenses                   0.128%   $       1.216
Supervisory, bookkeeping and administrative fees       0.042%   $       0.400
                                                 ============    ============
Estimated annual expenses                              0.170%   $       1.616
                                                 ============    ============

                                                                  Amount per
                                                                   100 Units
                                                                 ------------
Estimated Costs Over Time
One year                                                        $          48
Three years                                                     $          52
Five years                                                      $          56
Eight years (Life of Trust)                                     $          62


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest the Trust distributions at the end of each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return, all of which may differ from those assumed for the purposes of this example. The sales charge and expenses are described under "Public Offering" and "Trust Operating Expenses".

--------------------------------------------------------------------------------

(1)The sales charge is equivalent to 4.712% of the aggregate value of the Securities. A reduced sales charge applies to transactions involving 2,500 Units or more.

(2)You will bear all or a portion of the expenses incurred in organizing the Trust. The Trustee will deduct the estimated amount of these expenses from the Trust at the end of the initial offering period or after six months, whichever is earlier.





Portfolio
----------------------------------------------------------------------------------------------------------------------------------
                                                                                              Current                Cost of
Number                                                             Market Value               Dividend               Securities
of Shares        Name of Issuer (1)                                per Share (2)              Yield (3)              to Trust (2)
----------       -------------------------------------------       ---------------            -----------            -------------
                 Financials
        140        Bank of America Corporation (4)(5)(6)(7)(10)      $    45.9600                   3.92%            $    6,434.40
        140        Citigroup, Inc. (4)(5)(7)                              46.7700                   3.42                  6,547.80
         81        Countrywide Financial Corporation (4)(5)(7)            35.7700                   1.34                  2,897.37
         54        MBNA Corporation (4)(5)(6)(7)(8)(9)(11)                26.8700                   1.79                  1,450.98
         31        State Street Corporation                               46.3500                   1.38                  1,436.85
        220        U.S. Bancorp (10)                                      29.5000                   3.25                  6,490.00
        120        Wachovia Corporation                                   54.1100                   3.40                  6,493.20
        102        Wells Fargo & Company (5)(7)(8)(9)(10)(11)             63.2500                   3.04                  6,451.50
                 Utilities
         65        AGL Resources Inc. (6)                                 33.1000                   3.50                  2,151.50
         61        Aqua America, Inc. (5)(6)(7)                           24.0000                   2.17                  1,464.00
        188        Atmos Energy Corporation (4)(5)(6)(7)                  26.9900                   4.59                  5,074.12
         42        Dominion Resources, Inc.                               68.2700                   3.90                  2,867.34
         29        FPL Group, Inc.                                        73.7900                   3.69                  2,139.91
        100        NSTAR (6)                                              50.4400                   4.40                  5,044.00
         97        Peoples Energy Corporation (6)                         44.5100                   4.85                  4,317.47
         57        SCANA Corporation                                      38.2000                   3.82                  2,177.40
        165        Vectren Corporation (4)(5)(6)(7)                       26.3100                   4.48                  4,341.15
        118        WGL Holdings, Inc. (6)                                 30.8000                   4.22                  3,634.40
                 REITs
        188        Duke Realty Corporation (6)                            34.3400                   5.42                  6,455.92
        110        Kimco Realty Corporation (6)                           58.4900                   4.17                  6,433.90
        162        Weingarten Realty Investors (6)                        40.0500                   4.14                  6,488.10
                 Industrials
         42        Emerson Electric Co.                                   69.4200                   2.39                  2,915.64
         13        General Dynamics Corporation                          107.6900                   1.34                  1,399.97
         60        Honeywell International Inc.                           36.4500                   2.26                  2,187.00
         15        Illinois Tool Works Inc.                               93.8000                   1.19                  1,407.00
         72        Leggett & Platt, Incorporated                          30.0300                   2.00                  2,162.16
         16        United Parcel Service, Inc. (4)(5)(6)(7)               87.3500                   1.28                  1,397.60
         14        United Technologies Corporation                       102.8700                   1.36                  1,440.18
                 Consumer Staples
         43        Anheuser-Busch Companies, Inc. (6)                     50.4500                   1.94                  2,169.35
         50        The Clorox Company                                     57.3800                   1.95                  2,869.00
         26        Hershey Foods Corporation                              55.9300                   1.57                  1,454.18
         39        McCormick & Company, Incorporated                      37.0000                   1.73                  1,443.00
         28        PepsiCo, Inc.                                          51.7100                   1.78                  1,447.88
         51        The Procter & Gamble Company                           56.4900                   1.77                  2,880.99
         41        Wal-Mart Stores, Inc.                                  52.9500                   0.98                  2,170.95
         21        Wm. Wrigley Jr. Company                                69.1800                   1.36                  1,452.78
                 Heath Care
         82        Abbott Laboratories                                    43.8900                   2.37                  3,598.98
         48        Johnson & Johnson                                      60.6400                   1.88                  2,910.72
        159        Pfizer Inc.                                            27.1600                   2.50                  4,318.44
                 Energy
         54        ChevronTexaco Corporation                              53.6500                   2.98                  2,897.10
         25        ConocoPhillips                                         85.8100                   2.33                  2,145.25
         43        Exxon Mobil Corporation                                50.6700                   2.13                  2,178.81
                 Technology
         32        Automatic Data Processing, Inc.                        45.1000                   1.37                  1,443.20
         53        Microsoft Corporation                                  27.2600                   1.17                  1,444.78
         44        Paychex, Inc.                                          32.5900                   1.60                  1,433.96
                 Consumer Cyclicals
         75        Family Dollar Stores, Inc.                             28.9000                   1.18                  2,167.50
 ----------                                                                                                          -------------
      3,416                                                                                                          $  144,127.73
 ==========                                                                                                          =============

See "Notes to Portfolio".


Notes to Portfolio

     (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on December 13, 2004 and have a settlement date of December 16, 2004 (see "The Trust").

     (2) The value of each Security is determined on the bases set forth under "Public Offering--Unit Price" as of the close of trading on the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                   Cost to                         Profit (Loss)
                    Sponsor                          To Sponsor
               ----------------                   ----------------
                $   144,127                        $      1


     (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's value as of the most recent close of trading on the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.

     (4) Edward D. Jones & Co., L.P. (the "Underwriter") has managed or co-managed an offering of this company's securities within the past 12 months.

     (5) The Underwriter has received compensation from this company for investment banking services within the past 12 months.

     (6) The Underwriter expects to receive, or intends to seek, compensation from this company for investment banking services within the next 12 months.

     (7) The Underwriter has provided investment banking services to this company within the past 12 months.

     (8) The Underwriter has provided non-securities services to this company within the past 12 months.

     (9) The Underwriter has received compensation from this company for products or services other than investment banking services within the past 12 months.

     (10) From time to time, the Underwriter and/or its partners may enter into significant lending agreements with this financial institution.

     (11) The Underwriter, its affiliates and/or its partners have a banking/lending relationship with this company.






   The Securities. A brief description of each of the issuers of the Securities is listed below.

    Abbott Laboratories. Abbott Laboratories discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. The company's products include pharmaceuticals, diagnostic products, hospital products, chemical and agricultural products, and nutritionals. Abbott markets its products worldwide through affiliates and distributors.

   AGL Resources Inc. AGL Resources Inc. primarily sells and distributes natural gas to customers in Georgia and southeastern Tennessee. The company also holds interests in other energy-related businesses, including natural gas and electricity marketing, wholesale and retail propane sales, gas supply services, and consumer products.

    Anheuser-Busch Companies, Inc. Anheuser-Busch Companies, Inc. produces and distributes beer under brand names such as Budweiser, Michelob, and Busch. The company also manufactures beverage cans, recycles aluminum cans for conversion into new can sheet, manufactures labels, and operates rice milling and barley seed processing plants. In addition, Anheuser-Busch owns and operates theme parks.

   Aqua America, Inc. Aqua America, Inc. is a water utility company. The company supplies water to residential, commercial, industrial, and public customers. Aqua America serves residents through its water and wastewater operations in Pennsylvania, Ohio, Illinois, Texas, New Jersey, Indiana, Virginia, Florida, North Carolina, Maine, Missouri, New York, South Carolina, and Kentucky.

    Atmos Energy Corporation. Atmos Energy Corporation distributes natural gas to customers in several states. The company's non-utility operations include Woodward Marketing, Atmos Power Systems, underground storage, and the sale of retail products and services. Atmos also holds an indirect interest in Heritage Propane Partners.

   Automatic Data Processing, Inc. Automatic Data Processing, Inc. provides computerized transaction processing, data communications, software, and information services. The company also provides payroll services and human resource information systems, as well as offers securities transaction processing and investor communications services.

    Bank of America Corporation. Bank of America Corporation is a bank holding company and a financial holding company. The company provides a diversified range of banking and non-banking financial services and products both domestically and internationally. The company provides consumer and commercial banking, asset management, global corporate and investment banking, and equity investments.

    ChevronTexaco Corporation. ChevronTexaco Corporation is an integrated energy company with operations in countries located around the world. The company conducts operations in oil and gas exploration and production, oil and gas refining and marketing, power, and chemical manufacturing. ChevronTexaco markets petroleum products under brand names such as Chevron, Texaco, Caltex, Havoline, and Delo.

   Citigroup, Inc. Citigroup, Inc. is a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers around the world. The company's services include investment banking, retail brokerage, corporate banking, and cash management products and services.

    The Clorox Company. The Clorox Company produces and markets non-durable consumer products sold primarily through grocery and other retail stores. The company's principal products include household cleaning and bleach products, charcoal, cat litter, automotive care products, dressings, and trash bags. Clorox markets its products in the United States and other countries around the world.

    ConocoPhillips. ConocoPhillips is an international, integrated energy company which operates in several business segments. The company explores for and produces petroleum, and refines, markets, supplies, and transports petroleum. ConocoPhillips also gathers and processes natural gas, and produces and distributes chemicals and plastics.

    Countrywide Financial Corporation. Countrywide Financial Corporation provides mortgage banking and diversified financial services in domestic and international markets. The company's consumer businesses include mortgages, insurance, and other financial products. Countrywide's business-to-business activities encompass capital markets, transaction processing, and insurance.

   Dominion Resources, Inc. Dominion Resources, Inc., a diversified utility holding company, generates, transmits, distributes, and sells electric energy in Virginia and northeastern North Carolina. The company produces, transports, distributes, and markets natural gas to customers in the Northeast and Mid-Atlantic regions of the United States.

    Duke Realty Corporation. Duke Realty Corporation is a real estate investment trust (REIT). The company owns interests in industrial, office, wholesale and retail properties across the midwestern and southeastern United States. The company provides leasing, property and asset management, acquisition, development, construction, build-to-suit, and other related services.

   Emerson Electric Co. Emerson Electric Co. manufactures and markets electrical, electromechanical, and electronic products and systems. The company produces a variety of products, including process control, industrial automation, electronics, appliance components, and electric motors. Emerson sells its products around the world.

    Exxon Mobil Corporation. Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company's operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. Exxon Mobil also manufactures and markets fuels, lubricants, and chemicals.

   Family Dollar Stores, Inc. Family Dollar Stores, Inc. is a national discount store chain. The company operates stores throughout the United States under the Family Dollar Stores name. The company's stores sell household products, food, health and beauty products, electronics, housewares, toys, office supplies, hardware and clothing.

   FPL Group, Inc. FPL Group, Inc. is a public utility holding company. The company, through its subsidiary, generates, transmits, distributes, and sells electric energy. FPL's customers are located throughout the east and lower west coasts of Florida.

    General Dynamics Corporation. General Dynamics Corporation manufactures and supplies defense systems to the United States government and its allies. The company also builds long-range business jets. General Dynamics conducts business in the marine systems, combat systems, information systems, technology, and aerospace industries.

    Hershey Foods Corporation. Hershey Foods Corporation manufactures, distributes, and sells consumer food products. The company produces and distributes a line of chocolate and non-chocolate, confectionery, and grocery products. Hershey's products are sold to grocery wholesalers, candy distributors, and other customers in the United States, Canada, and Mexico.

   Honeywell International Inc. Honeywell International Inc. is a diversified technology and manufacturing company with operations around the world. The company provides aerospace products and services, control technologies, automotive products, and power generation systems. Honeywell also provides specialty chemicals, fibers, plastics, and electronic and advanced materials.

   Illinois Tool Works Inc. Illinois Tool Works Inc. designs and manufactures fasteners and components, equipment and consumable systems, and a variety of specialty products and equipment. The company's products include industrial fluids and adhesives, tooling for specialty applications, welding products, and quality measurement equipment and systems. Illinois Tool Works operates worldwide.

    Johnson & Johnson. Johnson & Johnson manufactures health care products and provides related services for the consumer, pharmaceutical, and medical devices and diagnostics markets. The company sells products such as skin and hair care products, acetaminophen products, pharmaceuticals, diagnostic equipment, and surgical equipment in countries located around the world.

    Kimco Realty Corporation. Kimco Realty Corporation is a real estate investment trust (REIT). The company owns and operates neighborhood and community shopping centers. These shopping centers are generally anchored by supermarkets, discount department stores or drugstores. The company also provides management services for shopping centers owned by affiliated entities and various real estate joint ventures.

    Leggett & Platt, Incorporated. Leggett & Platt, Incorporated manufactures a wide range of engineered products. The company's products include components for bedding, furniture, and other residential furnishings, as well as office and institutional furnishings components, retail store fixtures, and displays. Leggett also manufactures die castings and custom tooling, as well as drawn wire and other products.

    MBNA Corporation. MBNA Corporation is the holding company for MBNA America Bank, N.A. The Bank issues credit cards, marketed primarily to members of associations and customers of financial institutions. MBNA also provides retail deposit, consumer loan, and insurance products, as well as credit card, consumer loan, retail deposit, travel, and shopping services through its Web site.

    McCormick & Company, Inc. McCormick & Company, Inc. manufactures, markets, and distributes spices, herbs, seasonings, flavorings, and other specialty food products to the entire food industry. The company also, through subsidiaries, manufactures and markets specialty plastic bottles and tubes for food, personal care, and other industries.

    Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

    NSTAR. NSTAR provides regulated electric and gas utility services. The company is also involved in telecommunications and other non-regulated activities. NSTAR, through Boston Edison Company, Cambridge Electric Company, Commonwealth Electric Light Company, and Commonwealth Gas Company, serves customers throughout Massachusetts.

   Paychex, Inc. Paychex, Inc. provides payroll and human resource services. The company prepares and furnishes to clients paychecks, summaries, and earnings histories, as well as all payroll tax returns. Paychex also provides a 401(k) recordkeeping service, professional employer organization services, employee handbooks, a flexible spending account plan, and other services.

    Peoples Energy Corporation. Peoples Energy Corporation is a diversified energy company. The company focuses on a variety of energy related facilities, services, and investments. Peoples operates two natural gas utilities serving approximately one million customers in Chicago and northeastern Illinois.

    PepsiCo, Inc. PepsiCo, Inc. operates worldwide soft drink, juice, and food businesses. The company manufactures, sells, and distributes beverages such as Pepsi-Cola, Gatorade, and Tropicana Pure Premium, as well as foods such as Lay's potato chips, Doritos tortilla chips, and Quaker oats. PepsiCo owns the international rights to the brand 7-UP.

   Pfizer Inc. Pfizer Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines.

    The Procter & Gamble Company. The Procter & Gamble Company manufactures and markets consumer products in countries throughout the world. The company provides products in the laundry and cleaning, paper, beauty care, food and beverage, and health care segments. Procter & Gamble's products include Pampers diapers, Tide laundry detergent, PUR drinking water systems, Crest toothpaste, and Vicks cough/cold products.

    SCANA Corporation. SCANA Corporation is a holding company involved in regulated electric and natural gas utility operations, telecommunications, and other energy-related businesses. The company serves electric customers in South Carolina and natural gas customers in South Carolina, North Carolina, and Georgia. SCANA also has investments in several southeastern telecommunications companies.

    State Street Corporation. State Street Corporation services institutional investors and manages financial assets worldwide. The company's products and services include custody, accounting, administration, daily pricing, international exchange services, cash management, financial asset management, securities lending, and investment advisory services.

   U.S. Bancorp. U.S. Bancorp is a diversified financial services company that provides lending and depository services, cash management, foreign exchange and trust and investment management services. The company also engages in credit card services, mortgage banking, insurance, brokerage, and leasing. U.S Bancorp operates in the midwestern and western United States.

   United Parcel Service, Inc. United Parcel Service, Inc. delivers packages and documents throughout the United States and in other countries and territories. The company also provides logistics services, including comprehensive management of supply chains, for major companies worldwide. In addition, United Parcel delivers goods purchased over the Internet, and owns Mail Boxes Etc. Inc.

    United Technologies Corporation. United Technologies Corporation provides high-technology products and support services to customers in the aerospace and building industries worldwide. The company's products include Pratt & Whitney aircraft engines, Otis elevators and escalators, Carrier heating and air conditioning, Sikorsky helicopters, Hamilton Sundstrand aerospace systems, and UTC Fuel Cell systems.

    Vectren Corporation. Vectren Corporation distributes gas in Indiana and western Ohio and electricity in southern Indiana. The company's subsidiaries provide energy-related products and services, including energy marketing, fiber-optic telecommunications services, and utility related services. Vectren's services include materials management, debt collection, locating, trenching and meter reading services.

    Wachovia Corporation. Wachovia Corporation, a multi-bank holding company, provides financial services to retail and corporate customers. The company operates full-service banking offices in various East Coast states and Washington, D.C. Wachovia also offers asset and wealth management, capital markets, and securities brokerage services and products throughout the United States and internationally.

   Wal-Mart Stores, Inc. Wal-Mart Stores, Inc. operates discount stores and Supercenters, as well as Sam's Clubs. The company's Wal-Mart discount stores and Supercenters offer merchandise such as apparel, housewares, small appliances, electronics, and hardware. Wal-Mart operates in the United States, Canada, Argentina, Brazil, Germany, Mexico, Korea, the United Kingdom, and Puerto Rico.

    Weingarten Realty Investors. Weingarten Realty Investors is a real estate investment trust (REIT) with income producing properties primarily in the southwestern United States. The Trust's properties include shopping centers, office/service centers, industrial properties, apartment projects and office buildings.

    Wells Fargo & Company. Wells Fargo & Company is a diversified financial services company providing banking, insurance, investments, mortgage, leasing, credit cards, and consumer finance. The company operates through physical stores, the Internet and other distribution channels across North America and elsewhere internationally.

   WGL Holdings, Inc. WGL Holdings, Inc., through its Washington Gas Light Company subsidiary, sells and delivers natural gas and other energy-related products and services. The company serves residential, commercial, and industrial customers throughout metropolitan Washington, D.C. and the surrounding region.

   Wm. Wrigley Jr. Company. Wm. Wrigley Jr. Company manufactures and sells chewing gum in the United States and overseas. The company markets its products primarily through wholesalers, corporate chains, and cooperative buying groups that distribute through retail outlets. Wrigley's products include brand names such as WRIGLEY'S SPEARMINT, JUICY FRUIT, BIG RED, WINTERFRESH, FREEDENT, EXTRA, and ORBIT.


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

   To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Central Equity Trust, Diversified Income Series 17 (Van Kampen Unit Trusts, Series 475):

   We have audited the accompanying statement of condition and the related portfolio of Central Equity Trust, Diversified Income Series 17 (Van Kampen Unit Trusts, Series 475) as of December 14, 2004. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


   We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central Equity Trust, Diversified Income Series 17 (Van Kampen Unit Trusts, Series 475) as of December 14, 2004, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   December 14, 2004




                             STATEMENT OF CONDITION

                             As of December 14, 2004

INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)                         $   144,128
                                                             -----------
     Total                                                   $   144,128
                                                             ===========

LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
     Organization costs (2)                                  $       255
Interest of Unitholders--
     Cost to investors (3)                                       150,920
     Less: sales charge and organization costs (2)(3)              7,047
                                                             -----------
         Net interest to Unitholders (3)                         143,873
                                                             -----------
         Total                                               $   144,128
                                                             ===========
Units outstanding                                                 15,092
                                                             ===========
Net asset value per Unit                                     $     9.533
                                                             ===========


--------------------------------------------------------------------------------

(1)The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by an irrevocable letter of credit which has been deposited with the Trustee.

(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period or six months after the Initial Date of Deposit (whichever is earlier) to an account maintained by the Trustee from which this obligation of the investors will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(3)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".




THE TRUST
--------------------------------------------------------------------------------

   The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Asset Management, as Supervisor, and The Bank of New York, as Trustee.

   The Trust offers the opportunity to purchase Units representing proportionate interests in a portfolio of actively traded equity securities. The Trust may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Trust. Unless otherwise terminated as provided in the Trust Agreement, the Trust will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in the "Portfolio" and any additional securities deposited into the Trust.

   Additional Units may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by the Trust, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into the Trust following the Initial Date of Deposit, provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Trust's portfolio as existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trust will pay the associated brokerage or acquisition fees. Purchases and sales of Securities by the Trust may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Trust termination and in the course of satisfying large Unit redemptions.

   Each Unit initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   The Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under the "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
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   The objective of the Trust is to provide capital appreciation and dividend income by investing in a portfolio of stocks of United States domestic financial services companies, real estate investment trusts, natural gas utilities, consumer staples companies, electric utilities, industrials companies, health care companies, energy companies, technology companies, consumer cyclicals companies, and water utilities. The portfolio consists of securities selected by research analysts at Edward D. Jones & Co., L.P. (the "Underwriter") and approved by the Sponsor. In selecting the Securities, the following factors, among others, were considered: dividend yield, geographic diversification, earnings growth rates, regulatory climate and stock valuation. At the time the Securities were selected, the Underwriter's research analysts were currently covering all the issuers of the Securities and had published favorable recommendations for each of them. There can be no assurance that such coverage will continue for any issuer during the life of the Trust or that the report on any such issuer will continue to be favorable. A downgrade in an analyst's recommendation for an issuer, or the termination of such coverage, could negatively affect the performance of the Trust.


   You should note that the selection criteria were applied to the Securities for inclusion in the Trust as of the Initial Date of Deposit. After this date, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from the portfolio.


   Financial Services. The Trust may invest significantly in financial services companies. Many banks, insurance companies and other financial services companies have recently made changes in the products they offer. The financial services industry has experienced a high level of consolidations, mergers and acquisitions as well as other regulatory issues. This industry group may be appealing for reasons such as deregulation of the banking industry and accelerated earnings growth. These factors can potentially provide advantages to those investing in this industry group.

   Utilities. The environment of the electric, natural gas and water utility industry appears to be adapting to include recent changes in regulatory requirements as well as technological changes. In the past, this industry was fraught with government mandated monopolies. Today, many states are deregulating their utilities which may result in lowering some of the barriers to competition. Additionally, utility companies appear to be expanding their services and offerings to include other retail services not traditionally offered. The growth and expansion occurring could potentially continue as the utility industry proceeds through these transformations.


   Real Estate Investment Trusts. A real estate investment trust, or REIT, is a company that buys, develops, finances and/or manages income-producing real estate such as apartments, shopping centers, offices and warehouses. A REIT can be a good way to invest in commercial real estate. Compared to traditional direct investments in real estate, which may be difficult to sell and value, REITs are traded on major stock exchanges making them highly liquid. REIT investors also gain the advantage of skilled management since REIT management teams tend to be experts within their specific property or geographic niches. Many believe that the attractive features of property ownership and stock ownership are combined in this investment vehicle. REITs can provide investors with current income, as they are currently required to distribute 90% of taxable income annually, and can have the potential for attractive returns. They have historically had low relative volatility and may provide inflation protection.

   Consumer Staples. Consumer staples is a relatively mature industry, with growth in line with population growth. Recent waves of consolidation in the industry have reduced the number of competitors, which has enabled product price increases in some sectors. Additionally, product innovation has proven key to growth and should lead to above-industry growth rates for successful companies. The industry is characterized primarily by stable, high-profit margin companies, several of which pay attractive dividends.

   Industrials. The industrials industry includes capital goods, commercial services and transportation companies. Generally, growth prospects for the industry are tied to economic factors such as consumer and business spending, U.S. Gross Domestic Product and exports to foreign nations. The increasingly global economy should increase the demand for industrial products made by U.S. firms. Within capital goods, defense and electronics are some of the fastest growing areas, given the political support for higher government spending on defense initiatives. Many industrials companies are well-established and have demonstrated a track record of paying dividends and increasing the amount of dividends paid over time.


   Health Care. An aging population, new drug development and product innovation should drive growth for this industry. Additionally, foreign demand for health care, particularly from developing nations, continues to increase. The industry has historically grown at a rate faster than the overall economy and that trend should continue. Research and development spending, supported by strong demand, should lead to new products. Health care companies have traditionally paid part of earnings as dividends, which is expected to continue. Given the growth prospects for the industry, dividend growth should be meaningful as well.

   Energy. As the world economy grows, energy use is also expected to rise. The companies that produce oil and natural gas are finding and developing new sources worldwide to satisfy this growing need. Oil companies also refine crude oil into useful products such as gasoline and jet fuel, as well as provide the raw materials for a wide variety of plastics. Investors benefit from the diversity of their businesses, their global reach, and their ability to find attractive opportunities in the changing energy marketplace.

   Technology. The Trust may invest in technology companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. Technology is a cyclical industry, driven by corporate and consumer spending on technology products, services and software. New technologies have the potential to increase productivity and enable new applications. Stable spending on traditional technology platforms such as personal computers, plus spending on new technologies, should enable the industry to grow faster than the economy. Several technology companies are generating substantial excess cash, which they have used to begin paying dividends. These companies have the potential to increase their dividends on a regular basis.


   Consumer Cyclicals. The Trust may invest in companies that manufacture or sell products or services, the demand for which is easily influenced by general economic conditions. Industries within this segment include advertising, airlines, auto parts, auto manufacturing, broadcasting, casinos, clothing and fabrics, consumer electronics, entertainment, footwear, furnishings and appliances, home construction, lodging, publishing, recreational products and services, restaurants, apparel retailers, broadline retailers, drug-based retailers, specialty retailers, tires and toys. These companies would be expected to perform well during an improving economy but may lag during a declining economy. Industries within this group that may hold potential for above-average growth include niche retailing, entertainment and media. Many companies within this sector are becoming more dividends-focused, and may increase their dividends going forward.

   Underwriter Activities. The Underwriter may recommend or effect transactions in the Securities in its day to day brokerage activities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price the Trust pays for the Securities and the price received upon Unit redemptions or Trust termination. From time to time, the Underwriter may engage in other transactions with the issuers of the Securities. See "Trust Administration--Underwriter" for more information regarding potential conflicts of interest arising from such Underwriter activities.

RISK FACTORS
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   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Trust. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Trust will achieve its objective or that your investment return will be positive over any period.

   Market Risk. Market risk is the risk that the value of the securities in your Trust will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security of the issuer. Even though your Trust is supervised, you should remember that we do not manage your Trust. Your Trust will not sell a security solely because the market value falls as is possible in a managed fund.

   Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors, and the amount of any dividend may vary over time.


   Financial Services Companies. The Trust invests significantly in banks, insurance companies and other financial services companies. Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations.


   Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

   Companies engaged in investment management and brokerage activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, the financial health of customers, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and brokerage activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules, could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other natural or man-made disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulation or tax law changes.

   Utility Companies. Many utility companies, especially electric and gas and other energy related utility companies, are subject to various uncertainties, including:

     o    risks of increases in fuel and other operating costs;

     o restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations;

     o regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer;

     o    coping with the general effects of energy conservation;

     o technological innovations which may render existing plants, equipment or products obsolete;

     o the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors;

     o    the potential impact of natural or man-made disasters;

     o difficulty obtaining adequate returns on invested capital, even if frequent rate increases are approved by public service commissions;

     o    the high cost of obtaining financing during periods of inflation;

     o difficulties of the capital markets in absorbing utility debt and equity securities; and

     o    increased competition.


   Any of these factors, or a combination of these factors, could affect the supply of or demand for energy, such as electricity or natural gas, or water, or the ability of the issuers to pay for such energy or water which could adversely affect the profitability of the issuers of the Securities and the performance of the Trust.

   Utility companies are subject to extensive regulation at the federal and state levels in the United States. At the federal level, the Federal Energy Regulatory Commission (the "FERC"), the Federal Trade Commission (the "FTC"), the Securities and Exchange Commission (the "SEC"), and the Nuclear Regulatory Commission (the "NRC") have authority to oversee electric and combination electric and gas utilities. The value of utility company stocks may decline because governmental regulation affecting the utilities industry can change. This regulation may prevent or delay the utility company from passing along cost increases to its customers, which could hinder the utility company's ability to meet its obligations to its suppliers and could lead to the taking of measures, including the acceleration of obligations or the institution of involuntary bankruptcy proceedings, by its creditors against such utility company. In 2001, two California public utilities were threatened with such action by their wholesale suppliers, and one of these utilities filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code of 1978. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price. In late 2001, a trader and marketer of utilities, commodities and financial and risk management services filed a voluntary petition for relief under Chapter 11 as a result of being negatively impacted by several of these and other factors. Mergers in the utility industry may require approval from several federal and state regulatory agencies, including FERC, the FTC, and the SEC. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these stocks to fall.

   Real Estate Investment Trusts. Many factors can have an adverse impact on the performance of a particular REIT, including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs and their future earnings and share prices.

   Risks associated with the direct ownership of real estate include, among other factors,

     o    general U.S. and global as well as local economic conditions;

     o    decline in real estate values;

     o    the financial health of tenants;

     o    overbuilding and increased competition for tenants;

     o    oversupply of properties for sale;

     o    changing demographics;

     o    changes in interest rates, tax rates and other operating expenses;

     o    changes in government regulations;

     o    changes in zoning laws;

     o the ability of the owner to provide adequate management, maintenance and insurance;

     o    faulty construction and the ongoing need for capital improvements;

     o    the cost of complying with the Americans with Disabilities Act;

     o regulatory and judicial requirements, including relating to liability for environmental hazards;

     o    natural or man-made disasters;

     o changes in the perception of prospective tenants of the safety, convenience and attractiveness of the properties;

     o    changes in neighborhood values and buyer demand; and

     o the unavailability of construction financing or mortgage loans at rates acceptable to developers.


   Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

   You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if the Trust acquires REIT Securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT Securities and therefore the value of the Units. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally.

   Because of their structure, and the legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

   Consumer Staples. The Trust may invest significantly in companies that manufacture or sell various consumer staples. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy or other change which results in a reduction of consumers' disposable income can negatively impact spending habits. Furthermore, the failure to continue developing new products, lack of or reduced market acceptance of new and existing products, increased raw materials costs, an inability to raise prices, increased or changed regulation and product liability claims or product recalls could also adversely impact the performance and stock prices of the issuers of Securities in this industry group.


   Industrials. The Trust may invest significantly in industrials companies. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. Capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and e-commerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

   Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers.

   Health Care Issuers. The Trust may invest significantly in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotec hnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the President have proposed, and in some cases approved, a variety of legislative changes concerning health care issuers from time to time, including, but not limited to, cost and prescription drug price controls and more rigorous approval processes for new pharmaceuticals and devices. Additional government regulation, or any change in existing regulation, can have a significantly unfavorable effect on the price and availability of products and services.


   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.

   Energy Issuers. The Trust may invest significantly in energy companies. Energy companies face risks related to political conditions in oil producing regions (such as the Middle East), the actions of the Organization of Petroleum Exporting Countries (OPEC), the price and worldwide supply of oil and natural gas, the price and availability of alternative fuels, the ability to find and acquire oil and gas reserves that are economically recoverable, operating hazards, government regulation and the level of consumer demand. Political conditions of some oil producing regions have been unstable in the past. Political instability or war in these regions could have a negative impact on your investment. Oil and natural gas prices can be extremely volatile. OPEC controls a substantial portion of world oil production. OPEC may take actions to increase or suppress the price or availability of oil. Various domestic and foreign government authorities and international cartels also impact these prices. Any substantial decline in these prices could have an adverse effect on energy companies. Energy companies depend on their ability to find and acquire additional energy reserves. The exploration and recovery process involves significant operating hazards and can be very costly. An energy company has no assurance that it will find reserves or that any reserves found will be economically recoverable. The industry also faces substantial government regulation, including environmental regulation. These regulations have increased costs and limited production and usage of certain fuels. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

   Technology Companies. Technology companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a technology company. The failure of a technology company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations may occur in the Securities of companies in this industry group that are unrelated to the operating performance of the company.


   The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by an increase in suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies service highly concentrated customer bases of only a limited number of large companies. Any failure to meet the standards of these customers could result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are sometimes highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.

   The life cycle of a new technology product or service tends to be short, resulting in volatile sales, earnings and stock prices for many technology companies. Additionally, with the rapid evolution of technologies, competitive advantages tend to be short lived and product pricing usually falls. Historically, many of the benefits from new technologies have gone to the consumer, as their creators have been unable to retain differentiation or pricing power. Some of the large technology companies have been involved in antitrust litigation and may continue to be in the future. A slowdown in corporate or consumer spending on technology will likely hurt technology company revenues. Technology companies rely on international sales for a meaningful part of their revenues. Any economic slowdown could hurt revenues.

   Consumer Cyclicals. The success of companies in the consumer cyclicals sector depends heavily on consumer spending and disposable household income and is subject to severe competition. Therefore, the success of consumer cyclicals companies is tied closely to the performance of the domestic and international economy, interest rates, competition and consumer confidence. A slowdown in the economy would likely hurt the consumer cyclicals industry. The success of companies in the consumer cyclicals segment is also strongly affected by changes in demographics and consumer tastes.


   No FDIC Guarantee. An investment in the Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
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   General. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the sales charge, and cash, if any, in the Income and Capital Accounts. The maximum sales charge assessed to each Unitholder is 4.50% of the Public Offering Price (4.712% of the aggregate value of the Securities). A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing the Trust, including the cost of preparing documents relating to the Trust (such as the prospectus, trust agreement and closing documents, federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses). Beginning on December 14, 2005, and on each December 14 thereafter, the secondary market sales charge will reduce by 0.5% to a minimum of 2.30%.


   The minimum purchase is 200 Units but may vary by selling firm.

   Reducing Your Sales Charge. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge. You may not combine discounts.

   Large Quantity Purchases. You can reduce your sales charge by increasing the size of your investment. If you purchase the amount of Units shown in the table below during the initial offering period, the first year sales charge will be as follows:

Aggregate Units Purchased                   Sales Charge
-------------------------                 ----------------
Less than 2,500                                 4.50%
2,500 - 24,999                                  3.50
25,000 - 99,999                                 2.90
100,000 or more                                 2.10

   Except as described below, these quantity discount levels apply only to purchases of the Trust made by the same person on a single day from a single broker-dealer. We apply these sales charges as a percent of the Public Offering Price per Unit at the time of purchase.

   For purposes of achieving these levels you may combine purchases of Units of the Trust offered in this prospectus with purchases of units of any other Van Kampen-sponsored unit investment trust in the initial offering period. In addition, Units purchased in the name of your spouse or children under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for your trust estate or fiduciary accounts. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge.

   Exchanges. During the initial offering period of the Trust offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trusts and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of the Trust offered in this prospectus at the Public Offering Price per Unit less 1.00%.

   Employees. Employees, officers and directors (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession.

   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Trust into additional Units of your Trust.

   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trust. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The "Evaluation Time" is the close of trading on the New York Stock Exchange on each Trust business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange.

   The value of portfolio securities is based on the securities' market prices when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, the Trust's net asset value will reflect certain portfolio securities' fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Trust.

   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

   Unit Distribution. Units will be distributed to the public by the Sponsor and the Underwriter at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. The Underwriter will be allowed a concession or agency commission in connection with the distribution of Units as described under "Sponsor and Underwriter Compensation".

   In addition to the regular concession or agency commission set forth in the table above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

 Initial Offering Period                       Volume
Sales During Quarterly Period                Concession
------------------------------              ------------
$2 million but less than $5 million            0.025%
$5 million but less than $10 million           0.050
$10 million but less than $50 million          0.075
$50 million or more                            0.100

   "Quarterly Period" means the following periods: December - February; March - May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of Units which are not subject to the transactional sales charge; however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each Quarterly Period. For a trust to be eligible for this additional compensation for Quarterly Period sales, the trust's prospectus must include disclosure related to this additional compensation; a trust is not eligible for this additional compensation if the prospectus for such trust does not include disclosure related to this additional compensation.

   Any sales charge discount provided to investors will be borne by the selling broker-dealer or agent as indicated under "General" above. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.


   Broker-dealers may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, in an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor, in its discretion, may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.


   Sponsor and Underwriter Compensation. The Sponsor will receive the total sales charge applicable to each transaction. The Underwriter will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period equal to 3.70% of the public offering price per Unit. For transactions involving unitholders of other Van Kampen unit investment trusts who use their redemption or termination proceeds to purchase Units of the Trust offered in this prospectus, the total Underwriter concession will amount to 2.70% per Unit. In connection with secondary market transactions in Units, if any, the total concession will equal 65% of the sales charge applicable to the transaction. Any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolio". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicate or as an agent in a private placement for any of the Securities. The Underwriter may benefit from, or receive compensation in connection with, activities described under "Trust Administration". The Sponsor or Underwriter may realize profit or loss as a result of the possible fluctuations in the market value of Securities held by the Sponsor or Underwriter for sale to the public. In maintaining a secondary market, the Underwriter will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor, the Underwriter or an affiliate of either of them may have participated in, and may have received compensation in connection with, a public offering of one or more of the Securities. The Sponsor, the Underwriter or an affiliate of either of them or their employees may have a long or short position in these Securities or related securities. The Sponsor, the Underwriter or an affiliate of either of them may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor, the Underwriter or an affiliate of either of them may be an officer or director for issuers of the Securities or their affiliates.

   Market for Units. Although it is not obligated to do so, the Underwriter may maintain a market for Units and purchase Units at the secondary market repurchase price, which is described under "Rights of Unitholders--Redemption of Units". The Underwriter may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. The Trustee will notify the Underwriter of any Units tendered for redemption. If the Underwriter's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Underwriter may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
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   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS
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   Distributions. Dividends, net of expenses, and any net proceeds from the sale of Securities received by the Trust will generally be distributed on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units.


   Dividends received by the Trust are credited to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or to pay fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash.

   In addition, under the Planned Reinvestment Option (PRO) Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Trust. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing PRO account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor, each Reinvestment Fund and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   Redemption of Units. A Unitholder may redeem all or a portion of his or her Units by tender to the Trustee at Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Trust business day, the date of tender is deemed to be the next business day.

   Unitholders tendering 2,500 or more Units of the Trust for redemption may request an in-kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in-kind distribution during the five business days preceding the Trust's termination. An in-kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in-kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in-kind or sold, the size of the Trust will be, and the diversity of the Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder, depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in-kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in the Trust, determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Securities in the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust and (b) the accrued expenses of the Trust. During the initial offering period, the redemption price and the secondary market repurchase price are not reduced by the estimated organization costs. For these purposes, the Trustee will determine the value of the Securities as described under "Public Offering--Unit Price".

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   Units. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents, including but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by the Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Trust, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

TRUST ADMINISTRATION
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   Portfolio Administration. The Trust is not an actively managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced after the initial deposit. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Trust based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security having declined to such an extent, or other credit factors exist, so that in the opinion of the Supervisor retention of the Security would be detrimental to the Trust. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Trust expenses. The Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by the Trust, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Trust. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   When the Trust sells Securities, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of the Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor, the Underwriter or dealers participating in the offering of Units.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. The Trust will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Trust. The Trust may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Trust is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Trust termination during a period beginning nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in-kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Trust expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Trust. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Underwriter, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on the Trust, which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor, Underwriter, and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.


   Sponsor. Van Kampen Funds Inc. is the Sponsor of the Trust. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $92 billion under management or supervision as of October 31, 2004. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 1221 Avenue of the Americas, New York, New York 10020. As of September 30, 2004, the total stockholders' equity of Van Kampen Funds Inc. was $222,914,037.


   Van Kampen Funds Inc. and the Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. This code is intended to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Underwriter. Edward D. Jones & Co., L.P., a Missouri limited partnership, is the Underwriter for the Units. The Underwriter is a member of the National Association of Securities Dealers, Inc. and has its principal office at 12555 Manchester Road, St. Louis, Missouri, 63131, (314) 515-2000.

   The Underwriter purchases the Units from the Trust at a discounted price on the date they are issued by the Trust and sells them to the public at the Public Offering Price described in this Prospectus. The Underwriter may also sell Units to dealers who are members of the National Association of Securities Dealer, Inc. Such dealers, if any, may be allowed a concession or agency commission by the Underwriter. However, resales of Units by such dealers to the public will be made at the Public Offering Price. The Underwriter reserves the right to reject, in whole or in part, any order for the purchase of Units, and the Underwriter reserves the right to change the amount of the concession to dealers from time to time.

   The Underwriter, in its day to day activities, may act as a broker, agent, principal, specialist or market maker in connection with the purchase and sale of equity securities, including the Securities. The Underwriter may also provide investment banking services to, and may expect to receive or intend to seek compensation for underwriting services in the next three months from, some of the issuers of the Securities. Principals of the Underwriter may serve as a member of the board of directors of one or more issuers of the Securities or of affiliates of such issuers. Furthermore, the Underwriter may issue reports and make recommendations on the Securities. For any of these brokerage, specialist, market-making or investment banking activities, the Underwriter may receive additional compensation. The Underwriter may also receive compensation based on commissions generated by sales of Units in addition to its concession or agency commission. See "Public Offering--Sponsor and Underwriter Compensation".

   Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of the State of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 221-7668. If you have questions regarding your account or your Trust, please contact the Trustee at its principal unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

TAXATION
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   This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.


   Assets of the Trust. The Trust will hold one or more of the following: (i) stock in domestic corporations (the "Stocks") and (ii) interests in real estate investment trusts (the "REIT Shares"). All of the foregoing constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the Stocks constitute equity and the REIT Shares constitute qualifying shares in real estate investment trusts for federal income tax purposes.


   Trust Status. The Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Trust Assets and other assets held by the Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced for amounts used to pay Trust expenses (including the deferred sales charge, if any).

   Your Tax Basis and Income or Loss Upon Disposition. If the Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, generally including sales charges, among each Trust Asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits or in the case of certain distributions with respect to REIT Shares that represent a return of capital).


   Under the "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2009. For periods not covered by these reduced rates under the Tax Act, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.


   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured Section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gain dividend, if any, that may be subject to the 25% tax rate, will be made based on regulations prescribed by the United States Treasury.


   In addition, it should be noted that certain dividends received by the Trust with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain under the Tax Act (as discussed above), provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2009.

   Dividends from REIT Shares. Some dividends on the REIT Shares may qualify as "capital gain dividends," taxable to you as long-term capital gains. If you hold a Unit six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to be received) with respect to such REIT Share. Distributions of income or capital gains declared on REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends with respect to the REIT shares will generally be taxed as ordinary income, although in limited circumstances certain of such dividends may be taxed at the same new rates that apply to net capital gain under the Tax Act (as discussed above).


   Dividends Received Deduction. A corporation that owns Units of the Trust generally will not be entitled to the dividends received deduction with respect to certain dividends received by the Trust, because the dividends received deduction is not available for dividends from most foreign corporations or from REITs.

   Exchanges. If you elect to have your proceeds from the Trust rolled over into the next series of the Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trust for Units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two Trusts have substantially identical Securities or other Trust assets under the wash sale provisions of the Internal Revenue Code.

   In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may request a distribution of Trust Assets (an "In-Kind Distribution") when you redeem your Units or at the Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

   You will not recognize gain or loss if you only receive Trust Assets in exchange for your pro rata portion of the Trust Assets held by the Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional share of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional share.

   Limitations on the Deductibility of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.


   State and Local Taxes. Under the existing income tax laws of the State and City of New York, the Trust will not be taxed as a corporation, and the income of the Trust will be treated as the income of the Unitholders in the same manner as for federal income tax purposes.


TRUST OPERATING EXPENSES
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   General. The fees and expenses of the Trust will accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. Organization costs are generally paid out of the Capital Account. It is expected that Securities will be sold to pay these amounts, which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of the Trust. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to the Trust, federal and state registration fees and costs, the initial fees and expenses of the Trustee and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from the Trust's assets at the end of the initial offering period.

   Trustee's Fee. For its services the Trustee will receive the fee from the Trust set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Trust expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.

   Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to the Trust but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   Miscellaneous Expenses. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust,
(b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Trust,
(i) any offering costs incurred after the end of the initial offering period and
(j) expenditures incurred in contacting Unitholders upon termination of the Trust. The Trust may pay the expenses of updating its registration statement each year.

OTHER MATTERS
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   Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Bryan Cave LLP has acted as counsel to the Underwriter. Winston & Strawn LLP has acted as counsel to the Trustee and as special counsel for New York tax matters.

   Independent Registered Public Accounting Firm. The statement of condition and the related portfolio included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This prospectus does not contain all the information set forth in the registration statement filed by the Trust with the SEC. The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about the Trust. Information about the Trust (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling (202) 942-8090 or (800) SEC-0330. Reports and other information about the Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.




   TABLE OF CONTENTS

        Title                                            Page

   Summary of Essential

      Financial Information............................        2
   Fee Table...........................................        3
   Portfolio...........................................        4
   Notes to Portfolio..................................        5
   The Securities......................................        6
   Report of Independent Registered
      Public Accounting Firm...........................        9
   Statement of Condition .............................       10
   The Trust...........................................      A-1
   Objectives and Securities Selection.................      A-1
   Risk Factors........................................      A-3
   Public Offering.....................................      A-6
   Retirement Accounts.................................      A-8
   Rights of Unitholders...............................      A-8
   Trust Administration................................     A-10
   Taxation............................................     A-11
   Trust Operating Expenses............................     A-13
   Other Matters.......................................     A-13
   Additional Information..............................     A-14




                                                                       EMSPRO475

                                                                     Item #04446



                                   PROSPECTUS
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                                DECEMBER 14, 2004

                              Central Equity Trust
                               Diversified Income

                                    Series 17



                                   Van Kampen
                                   Investments


                           Edward D. Jones & Co., L.P.
                              12555 Manchester Road
                            St. Louis, Missouri 63131



              Please retain this prospectus for future reference.




                             Information Supplement

                              Central Equity Trust


                          Diversified Income Series 17
                      (Van Kampen Unit Trusts, Series 475)


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     This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the prospectus. This Information Supplement should be read in conjunction with the prospectus. This Information Supplement is not a prospectus (but is incorporated by reference into the prospectus), does not include all of the information that an investor should consider before investing in the Trust and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor's unit investment trust division at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus and all capitalized terms have been defined in the prospectus.

                                Table of Contents

                                                         Page

                           Risk Factors                    2
                           Sponsor Information             9
                           Trustee Information             9
                           Trust Termination               9


RISK FACTORS

     Price Volatility. Because the Trust invests in common stocks, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in the Trust and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time. Because the Trust is not actively managed, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments.

     Dividends. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

    Financial Services. An investment in Units of the Trust should be made with an understanding of the problems and risks inherent in the bank, insurance and financial services sector in general.

   Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks are highly dependent on net interest margin. Bank profits have come under pressure as net interest margins have contracted. There is no certainty that such conditions will continue. Banks had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided as a result of increasing interest rates and other factors, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks because they generally have a portion of their assets invested in loans secured by real estate. Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.


   The statutory requirements applicable to, and regulatory supervision of, banks and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act, enacted in August 1989; the Federal Deposit Insurance Corporation Improvement Act of 1991, and the regulations promulgated under these laws. The impact of these laws on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley financial services overhaul legislation allows banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Legislation to liberalize interstate banking has been signed into law in recent years. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation may continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. Among other benefits, such legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. Neither the Sponsor nor the Underwriter makes any prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.


   The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

   The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. Neither the Sponsor nor the Underwriter makes any prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

   Companies engaged in investment management and brokerage activities are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, the financial health of customers, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and brokerage activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other natural or man-made disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

   In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

     o the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

     o the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

     o the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

     o the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

     o the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

     o the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

     o the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

   All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     Utility Issuers. An investment in Units of the Trust should be made with an understanding of the characteristics of the public utility industry and the risks which such an investment may entail. General problems of the public utility industry include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental, nuclear safety and other regulatory considerations, the difficulty of the capital markets absorbing utility debt and equity securities, the difficulty in obtaining fuel for electric generation at reasonable prices, regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer, and the effects of energy conservation. There is no assurance that public service commissions will grant rate increases in the future or that any such increases will be timely or adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, electric utility stock prices may be adversely affected as interest rates rise. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

     Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment. Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation with their customers, on the one hand, or suppliers, on the other. In 2001, two California public electric utilities claimed inability to meet their obligations to their suppliers in the deregulated wholesale market for electricity due to regulatory restrictions on their ability to pass increasing costs along to their customers in the retail market. These defaults led their wholesale suppliers to threaten to institute involuntary bankruptcy proceedings against the utility companies. Subsequently, one of the utility companies filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code of 1978. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price. In late 2001, a trader and marketer of utilities, commodities and financial and risk management services filed a voluntary petition for relief under Chapter 11 as a result of being negatively impacted by several of these and other factors.

     Certain of the issuers of the Securities may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units.

     In view of the uncertainties discussed above, there can be no assurance that any utility company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on a company's financial condition, the results of its operations, its ability to make interest and principal payments on its outstanding debt or to pay dividends.

     Other general problems of the electric, gas and water utility industries (including state and local joint action power agencies) include rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy and environmental conservation efforts. Each of the problems referred to could adversely affect the ability of the issuers of any Securities to make dividend payments and the value of such Securities on redemption of your Units.


   Real Estate Investment Trusts. The Trust will invest in shares issued by REITs, domestic corporations or business trusts which invest primarily in income producing real estate or real estate related loans or mortgages. REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate indirectly in real estate ownership or financing. Thus, an investment in the Trust will be subject to risks similar to those associated with the direct ownership of real estate, in addition to securities markets risks, because of the Trust's investment in the securities of companies in the real estate industry. These risks include:

     o    declines in the value of real estate;

     o    illiquidity of real property investments;

     o risks related to general U.S. and global as well as local economic conditions;

     o    dependency on management skill;

     o    heavy cash flow dependency;

     o    possible lack of availability of mortgage funds;

     o    excessive levels of debt or overleveraged financial structure;

     o    overbuilding;

     o    extended vacancies, or obsolescence, of properties;

     o    increase in competition;

     o    increases in property taxes and operating expenses;

     o    changes in zoning laws;

     o losses due to costs resulting from the clean-up of environmental problems;

     o liability to third parties for damages resulting from environmental problems;

     o    casualty or condemnation losses;

     o    natural or man-made disasters;

     o    economic or regulatory impediments to raising rents;

     o    changes in neighborhood values and buyer demand;

     o    changes in the appeal of properties to tenants; and

     o    changes in interest rates, tax rates or operating expenses.


   In addition to these risks, equity REITs may be more likely to be affected by changes in the value of the underlying property owned by the trusts. Further, REITs are dependent upon the management skills of the issuers and generally may not be diversified.

   The above factors may also adversely affect a borrower's or lessee's ability to meet its obligations to the REIT. In the event of a default by a borrower or lessee, the REIT may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.

   A significant amount of the assets of a REIT may be invested in investments in specific geographic areas or in specific property types, e.g., hotels, shopping malls, residential complexes, and office buildings. The impact of economic conditions on REITs also varies with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. In addition, you should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to

     o    defaults by borrowers,

     o    the market's perception of the REIT industry generally,

     o the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and

     o the possibility of failing to maintain exemption from the Investment Company Act of 1940.

   A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.

   Some REITs in the Trust may be structured as UPREITs. An UPREIT owns an interest in a partnership that owns real estate. This can result in a potential conflict of interest between (1) shareholders of the REIT who may want to sell an asset and (2) other partnership interest holders who would be subject to tax liability if the REIT sells the property. In some cases, REITs have entered into "no sell" agreements, which are designed to avoid taxing the holders of partnership units by preventing the REIT from selling the property. This arrangement may mean that the REIT would refuse a lucrative offer for an asset or be forced to hold on to a poor asset. Since parties to "no sell" agreements often do not disclose them, the Sponsor does not know whether any of the REITs in the Trust have entered into this kind of arrangement.

   A REIT generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including (1) liability, (2) fire and (3) extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the REIT's properties are at risk in their particular locales. The management of a REIT uses its discretion in determining (1) amounts, (2) coverage limits and (3) deductibility provisions of insurance. They generally aim to acquire appropriate insurance on their investments at reasonable costs and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and several other factors might make it unfeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds that a REIT receives might not be adequate to restore its economic position with respect to that property.

   Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability (1) whether or not the owner or operator caused or knew of the presence of the hazardous or toxic substances and (2) whether or not the storage of the substances was in violation of a tenant's lease. In addition, (1) the presence of hazardous or toxic substances, or (2) the failure to remediate the property properly, may hinder the owner's ability to borrow using that real property as collateral. We cannot give any assurance that one or more of the REITs in the Trust may not be currently liable or potentially liable for any of these costs in connection with real estate assets they presently own or subsequently acquire while the shares of those REITs are held in the Trust.


    Consumer Staples. Your Trust may invest significantly in issuers that manufacture or sell consumer staples. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. Furthermore, the failure to continue developing new products, lack of or reduced market acceptance of new and existing products, increased raw materials costs, an inability to raise prices, increased or changed regulation and product liability claims or product recalls could also adversely impact the performance and stock prices of the issuers of Securities in this industry group.


   Industrials. Your Trust may invest significantly in industrials companies. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and e-commerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

   Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers.

   Health Care Issuers. An investment in Units of your Trust should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Health care companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

   Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor and the Underwriter are unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in your Portfolio.

     Energy Issuers. Energy companies face risks related to political conditions in oil producing regions (such as the Middle East), the actions of the Organization of Petroleum Exporting Countries (OPEC), the price and worldwide supply of oil and natural gas, the price and availability of alternative fuels, the ability to find and acquire oil and gas reserves that are economically recoverable, operating hazards, government regulation and the level of consumer demand. Political conditions of some oil producing regions have been unstable in the past. Political instability or war in these regions could have a negative impact on your investment. Oil and natural gas prices can be extremely volatile. OPEC controls a substantial portion of world oil production. OPEC may take actions to increase or suppress the price or availability of oil. Various domestic and foreign government authorities and international cartels also impact these prices. Any substantial decline in these prices could have an adverse effect on energy companies. Energy companies depend on their ability to find and acquire additional energy reserves. The exploration and recovery process involves significant operating hazards and can be very costly. An energy company has no assurance that it will find reserves or that any reserves will be economically recoverable. The industry also faces substantial government regulation, including environmental regulation. These regulations have increased costs and limited production and usage of certain fuels. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.


     Technology companies. The market for technology products and services, especially those related to the Internet, is characterized by rapidly changing technology, rapid products obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of technology companies depends in substantial part on the timely and success introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that companies will be able to respond timely to compete in the rapidly developing marketplace.

     The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering, a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that, upon redemption of your Units or termination of the Trust, you will receive an amount greater than or equal to your initial investment.


     Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore your ability to redeem your Units, or roll over your Units into a new trust, at a price equal to or greater than the original price paid for such Units.


     Some key components of certain products of technology issuers are currently available only from a single source. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or any interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technology are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technology with intense competition between companies. Accordingly, a decline in demand for such products or technology from such customers could have a material adverse impact on issuers of the Securities.


     The life cycle of a new technology product or service tends to be short, resulting in volatile sales, earnings and stock prices for many technology companies. Additionally, with the rapid evolution of technologies, competitive advantages tend to be short lived and product pricing usually falls. Historically, many of the benefits from new technologies have gone to the consumer, as their creators have been unable to retain differentiation or pricing power. Some of the large technology companies have been involved in antitrust litigation and may continue to be in the future. A slowdown in corporate or consumer spending on technology will likely hurt technology company revenues. Technology companies rely on international sales for a meaningful part of their revenues. Any slowdown in international economies could hurt revenues.


     Consumer Cyclicals. The success of companies in the consumer cyclicals sector depends heavily on consumer spending and disposable household income and is subject to severe competition. Therefore, the success of consumer cyclicals companies is tied closely to the performance of the domestic and international economy, and to interest rates, competition and consumer confidence. A slowdown in the economy would likely hurt the consumer cyclicals industry. The success of companies in the consumer cyclicals segment are also strongly affected by changes in demographics and consumer tastes.


     Liquidity. Whether or not the stocks in the Trust are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.


     Additional Units. The Sponsor may create additional Units of the Trust by depositing into the Trust additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Trust will pay brokerage fees.


     Voting. Only the Trustee may sell or vote the stocks in the Trust. While you may sell or redeem your Units, you may not sell or vote the stocks in the Trust. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

     No FDIC Guarantee. An investment in the Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

SPONSOR INFORMATION

     Van Kampen Funds Inc. is the Sponsor of the Trust. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $92 billion under management or supervision as of October 31, 2004. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 1221 Avenue of the Americas, New York, New York 10020. As of September 30, 2004, the total stockholders' equity of Van Kampen Funds Inc. was $222,914,037. (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).

     Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. This code is intended to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust.

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of the State of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolio.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TRUST TERMINATION

     The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding or by the Trustee when the value of the Securities owned by the Trust, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000). The Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities may begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust and in the case of a Trust will include with such notice a form to enable Unitholders owning the minimum number of Units described in the Prospectus to request an in-kind distribution of the Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the previous business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the Securities in the Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders not requesting an in-kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.





                       CONTENTS OF REGISTRATION STATEMENTS

         This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The prospectus
         The signatures
         The consents of independent public accountants and legal counsel

     The following exhibits:

     1.1  Trust Agreement.

    1.1.1 Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 439 (File No. 333-113234) dated April 27, 2004.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered.

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

     4.1  Consent of initial evaluator.

     4.2  Consent of independent registered public accounting firm.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Referenced is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 469 (File No. 333-119627) dated November 16, 2004.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 450 (File No. 333-116165) dated August 23, 2004.


                                   SIGNATURES

     The Registrant, Van Kampen Unit Trusts, Series 475, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; Van Kampen Unit Trusts, Series 427, Series 450 and Series 454 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Unit Trusts, Series 475 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 14th day of December, 2004.

                                              Van Kampen Unit Trusts, Series 475
                                                        By Van Kampen Funds Inc.

                                                            By /s/ GINA COSTELLO
                                                 -------------------------------
                                                                  Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on December 14, 2004 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Mitchell M. Merin                   Chairman                                  )

Jonathan S. Thomas                  Managing Director                         )

Edward C. Wood, III                 Managing Director                         )

                                                                /s/GINA COSTELLO
                                                        ------------------------
                                                             (Attorney-in-fact*)
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* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.